SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

Hewitt Associates, Inc.

(Name of Subject Company (Issuer))

Hewitt Associates, Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Class A Common Stock: 42822Q100

(CUSIP Number of Class of Securities)

John M. Ryan

Senior Vice President and Chief Legal Officer

Hewitt Associates, Inc.

100 Half Day Road, Lincolnshire, Illinois 60069

Telephone: (847) 295-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Eric Orsic

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, Illinois 60606-5096

Telephone: (312) 372-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$500,000,000	$15,350

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 15,625,000 shares of class A common stock, par value $0.01 per share, are purchased at the maximum possible tender offer price of $32.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,350	Filing Party: Hewitt Associates, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 8, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on August 8, 2007 as amended by Amendment No. 1 to the Tender Offer Statement filed with the Commission on August 24, 2007 (the “Schedule TO”) by Hewitt Associates, Inc., a Delaware corporation (“Hewitt” or the “Company”), relating to the tender offer to purchase for cash up to 15,625,000 shares of its class A common stock, par value $0.01 per share, at a price not more than $32.00 nor less than $28.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 8, 2007 (the “Offer to Purchase”), and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the accompanying Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information in the tender offer is incorporated into this Amendment No. 2 to the Schedule TO by reference in response to all of the items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

The Company has extended the tender offer, which was previously scheduled to expire at 12:00 Midnight, New York City time on Wednesday, September 5, 2007 until 12:00 Midnight, New York City time on Wednesday, September 12, 2007, unless further extended by the Company.

Item 4. Terms of Transaction

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The Company has extended the tender offer, which was previously scheduled to expire at 12:00 Midnight, New York City time on Wednesday, September 5, 2007, until 12:00 Midnight, New York City time on Wednesday, September 12, 2007, unless further extended by the Company.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(C) Press Release dated September 6, 2007 announcing the extension of the tender offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEWITT ASSOCIATES, INC.

Dated: September 6, 2007	By:	/s/ JOHN J. PARK
	Name:	JOHN J. PARK
	Title:	Chief Financial Officer

Hewitt Associates, Inc.

100 Half Day Road

Lincolnshire, IL 60069

Tel (847) 295-5000

Fax (847) 295-7634

www.hewitt.com

Argentina

Australia

Austria

Belgium

Brazil

Canada

Channel Islands

Chile

China

Czech Republic

France

Germany

Greece

Hong Kong

Hungary

India

Ireland

Italy

Japan

Malaysia

Mauritius

Mexico

Netherlands

Philippines

Poland

Puerto Rico

Singapore

South Africa

South Korea

Spain

Sweden

Switzerland

Thailand

United Kingdom

United States

Venezuela

For Immediate Release

September 6, 2007

Investor Contact: Genny Pennise, (847) 442-6793, genny.pennise@hewitt.com

Media Contact: Maurissa Kanter, (847) 771-2531, maurissa.kanter@hewitt.com

Hewitt Associates Announces Extension of Dutch

Auction Tender Offer

LINCOLNSHIRE, Ill. – Hewitt Associates, Inc. (NYSE: HEW), a global human resources services company, today announced it has extended the expiration date of its offer to purchase up to 15,625,000 shares of its outstanding Class A common stock under its previously announced modified “Dutch Auction” tender offer. The tender offer, which was originally due to expire at 12:00 midnight, New York City time, on Wednesday, September 5, 2007, is now set to expire at 12:00 midnight, New York City time, on Wednesday, September 12, 2007, unless further extended. To date, less than 10,000 shares of the Company’s Class A common stock have been tendered and deposited in the offer. The Company has extended the offer to give stockholders additional time to consider the offer and tender shares if they so choose.

Tenders of shares must be made prior to the expiration of the tender offer and any shares previously tendered may be withdrawn any time prior to the expiration of the tender offer. All other terms and conditions of the tender offer as described in the Offer to Purchase and related materials distributed to stockholders continue to apply to the tender offer as extended. (Refer to the August 7, 2007 press release for more information on the tender offer.)

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s stock. The Company’s offer is only being made pursuant to the Offer to Purchase and related materials (as amended and supplemented). Stockholders should read these materials carefully. The materials contain important information, including various terms and conditions to the offer. Stockholders can obtain a copy of the Offer to Purchase and related materials (as amended and supplemented) for free at the Securities and Exchange Commission’s web site

www.sec.gov, or from Georgeson, Inc., the Company’s information agent for the offer, by calling 1-888-605-7609. Stockholders are urged to carefully read these materials prior to making any decision with respect to the offer.

About Hewitt Associates

With more than 65 years of experience, Hewitt Associates (NYSE: HEW) is the world’s foremost provider of human resources outsourcing and consulting services. The company consults with more than 2,300 companies and administers human resources, health care, payroll and retirement programs on behalf of more than 340 companies to millions of employees and retirees worldwide. Located in 35 countries, Hewitt employs approximately 24,000 associates. For more information, please visit www.hewitt.com.

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